UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FORM 11-K

☒ ANNUAL REPORT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2011

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS FINANCIAL CORPORATION INVESTMENT
AND STOCK OWNERSHIP PLAN
------------------------------------------------------
(Full title of Plan)

TOMPKINS FINANCIAL CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

P.O. Box 460, The Commons
Ithaca, New York 14851
(607) 273-3210
(Address of principal executive offices)

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

ITHACA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2011 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Tompkins Financial Corporation
  Investment and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Tompkins Financial Corporation Investment and Stock Ownership Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental Schedule of Assets Held for Investment Purposes At End of Year – December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

Elmira, New York
June 28, 2012

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS
Investments, at fair value:
Tompkins Financial Corporation common stock	$6,108,541	$5,944,840
Mutual funds	12,879,604	11,479,378
Pooled market value separate accounts	16,611,766	17,158,495
Guaranteed Income Fund	7,203,756	7,383,660
TOTAL INVESTMENTS	42,803,667	41,966,373

Receivables:
Notes receivable from participants	1,328,382	1,224,004
Employer contributions	408,206	495,175
Participant contributions	93,124	87,118
TOTAL RECEIVABLES	1,829,712	1,806,297

NET ASSETS AVAILABLE FOR BENEFITS	$44,633,379	$43,772,670

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2011	2010
ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$662,137	$549,179
Net (depreciation) appreciation in fair value of investments	(1,979,906)	3,497,742
	(1,317,769)	4,046,921

Participant note interest	56,334	57,037

Contributions:
Employer	1,292,369	1,373,912
Participant	3,350,732	3,239,120
Rollover	143,806	297,883
	4,786,907	4,910,915

Transfer from Tompkins Financial Corporation
Employee Stock Ownership Plan	83,134	166,555
Transfer from Sleepy Hollow Bank 401(k) Plan	—	482,868
TOTAL NET ADDITIONS	3,608,606	9,664,296

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	2,747,897	2,378,203
TOTAL DEDUCTIONS	2,747,897	2,378,203

NET INCREASE	860,709	7,286,093

Net assets available for benefits at beginning of year	43,772,670	36,486,577
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$44,633,379	$43,772,670

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE A:  DESCRIPTION OF PLAN

The following description of the Tompkins Financial Corporation Investment and Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering eligible employees who have met certain age and service requirements.  The Plan is administered by the Executive, Compensation/Personnel Committee appointed by Tompkins Financial Corporation’s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  All investments of the Plan are participant directed.

Eligibility
All employees are eligible to begin voluntary contributions and receive matching contributions on the first day of the month coinciding with attaining the age of twenty-one.  Employees are eligible for discretionary contributions on the first day of the month coinciding with completing one year of credited service and attaining the age of twenty-one.  Leased employees, employees covered under a collective bargaining agreement and “On Call” employees are not eligible to participate.

Vesting
Participants are immediately vested in all contributions and earnings thereon.

Contributions
Participants may contribute their entire eligible compensation, as defined, subject to certain Internal Revenue Service limitations.  The Plan sponsor matching contributions are equal to 100% of the first 3% of elective deferral and 50% of the next 2% of elective deferral.

Additionally, the Plan sponsor may contribute amounts annually at the discretion of the Board of Directors based on a percentage of the total compensation of all eligible participants during any plan year.  Participants are given the opportunity to elect to receive in cash that portion of their allocation, which the Board shall designate as eligible for cash election for the Plan year, or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan.  The Board approved a 4% contribution for 2011 and 2010.

Participant notes receivable
Participant notes receivable are measured and valued at their unpaid principal balance plus any accrued but unpaid interest.  Loans may be made to participants for a maximum of $50,000, but no more than 50% of the participant’s vested account balance. The loans are secured by the balance of the participant’s account and bear interest at the bank prime rate plus 1% at the time of the loan.  Principal and interest is paid through payroll deductions over a term of one to five years, except loans used to purchase a participant’s principal residence which may exceed five years.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d
DECEMBER 31, 2011 AND 2010

NOTE A:  DESCRIPTION OF PLAN, Cont’d

Diversification and transfers
Under the Tompkins Financial Corporation Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account.  The funds elected to be diversified are transferred to the Plan and invested into funds as chosen by the participant.  During 2011 and 2010, participants transferred $83,134 and $166,555, respectively.

Participants’ accounts
Each participant’s account is credited with the participant’s elective deferral, an allocation of the Company’s matching and discretionary contributions and allocation of plan earnings.  Allocations of company contributions are based upon the participant’s compensation and the allocations of plan earnings are based upon participant account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Payment of benefits
Upon termination of service, the participant’s account is either maintained in the Plan, transferred to an individual retirement account in the participant’s name, directly rolled over into a qualified retirement plan or paid to the participant in a lump sum.

NOTE B:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition
The Plan’s investments are stated at fair value.  Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividends are recorded on the ex-dividend date.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Tompkins Financial Corporation common stock
Tompkins Financial Corporation common stock is valued at the market value as listed on the American Stock Exchange for publicly traded securities.

Mutual funds
Mutual funds are valued at quoted market prices.

Pooled market value separate accounts
The funds are organized as pooled separate accounts of Prudential Retirement Insurance and Annuity Company (PRIAC), an ultimate wholly-owned subsidiary of Prudential Financial, Inc., as investment vehicles for qualified retirement plans.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d
DECEMBER 31, 2011 AND 2010

NOTE B:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont’d

The value of each fund and of each unit of participation is determined at the close of each day in which PRIAC and the New York Stock Exchange are open for business or as determined by PRIAC (“Valuation Date”).  Units of participation in each Fund are issued and redeemed only on a Valuation Date, at the value so determined.

Guaranteed income fund (GIF)
Under the group annuity insurance contract that supports this product, participants may ordinarily direct permitted withdrawal or transfers of all or a portion of their account balance at Contract Value within reasonable timeframes.  Contract Value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.  The GIF is a benefit responsive annuity contract.  This product is not a traditional guaranteed insurance contract and therefore there are not any known cash flows that could be discounted.  As a result, the fair value shown is equal to Contract Value.

The average yield earned by the Plan and its participants was 3.00% and 3.25% for the years ended December 31, 2011 and 2010, respectively.  Generally there are not any events that could limit the ability of the Plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value paid over time.   There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than Contract Value paid either within 90 days or over time.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Administrative expenses
The Plan sponsor has elected to pay certain administrative expenses of the Plan.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

Payment of benefits
Benefits are recorded when paid.

Subsequent events
The Plan has evaluated subsequent events and determined no subsequent events have occurred requiring adjustments to financial statement disclosures.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d
DECEMBER 31, 2011 AND 2010

NOTE C:  FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) ASC 820 provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1	-	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	-	Inputs to the valuation methodology include:

-	Quoted prices for similar assets or liabilities in active markets;
-	Quoted prices for identical or similar assets or liabilities in inactive markets;
-	Inputs other than quoted prices that are observable for the asset or liability;
-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	-	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used, as outlined in Note B, need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following disclosures are required by FASB ASC 820-10-55 and FASB ASU 2009-12, “Investments in Certain Entities That Calculate Net Asset Value Per Share”:

The fair values of these funds have been calculated using the net asset value per share of the underlying investments.  There are no unfunded commitments for the pooled market value separate accounts as of December 31, 2011 and 2010.  There is no waiting period or other restrictions on redemptions from pooled market value separate accounts.  The following are descriptions of the pooled market value separate accounts:

Large Cap Growth – Neuberger Berman Fund
This fund invests primarily in U.S. Stocks.  The fund seeks to provide long-term growth of capital and to outperform the Russell 1000 Growth Index over the long-term.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d
DECEMBER 31, 2011 AND 2010

NOTE C:  FAIR VALUE MEASUREMENTS, Cont’d

Core Plus Bond - Pimco Fund
This fund invests primarily in U.S. Bonds.  The fund seeks to exceed the return of the Barclay’s Capital U.S. Aggregate Bond Index, consistent with preservation of capital by investing in a diversified portfolio of fixed income securities.

Mid Cap Value – Systematic Fund
This fund invests primarily in U.S. Stocks.  The fund seeks to provide capital appreciation and to outperform the Russell Midcap Value Index over the long-term.  The securities of mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements.

Mid Cap Growth - Frontier Fund
This fund invests primarily in U.S. Stocks.  The fund seeks to provide capital appreciation and to outperform the Russell Midcap Growth Index over the long-term.  The securities of mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements

Dryden S&P 500 Index Fund
This fund invests primarily in U.S. Stocks.  The fund is constructed to reflect the composition of the S&P 500 Index.  It seeks to provide long-term growth of capital and income.

Large Cap Blend – Victory Fund
This fund invests primarily in U.S. Stocks.  The fund seeks to provide long-term growth of capital by investing in equity securities and equity securities convertible into common stocks traded on the U.S. exchanges and issued by large, established companies.  The fund invests in both value and growth securities.

The preceding methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d
DECEMBER 31, 2011 AND 2010

NOTE C:  FAIR VALUE MEASUREMENTS, Cont’d

The following table sets forth by Level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Level 1	Level 2	Level 3	Total
December 31, 2011
Tompkins Financial Corporation common stock	$6,108,541	$-	$-	$6,108,541
Mutual funds:
Small blend fund	542,840	-	-	542,840
Foreign large blend fund	7,532,823	-	-	7,532,823
Large cap value fund	4,803,941	-	-	4,803,941
Pooled market value separate accounts:
U.S. bond	-	5,867,480	-	5,867,480
Large cap growth stock	-	4,703,454	-	4,703,454
Mid cap value stock	-	2,477,228	-	2,477,228
Mid cap growth stock	-	3,002,047	-	3,002,047
Index fund stock	-	383,869	-	383,869
Large cap blend stock	-	177,688	-	177,688
Guaranteed Income Fund	-	-	7,203,756	7,203,756
Total assets at fair value	$18,988,145	$16,611,766	$7,203,756	$42,803,667

December 31, 2010
Tompkins Financial Corporation common stock	$5,944,840	$-	$-	$5,944,840
Mutual funds:
Small blend fund	569,649	-	-	569,649
Foreign large blend fund	4,751,089	-	-	4,751,089
Large cap value fund	6,158,640	-	-	6,158,640
Pooled market value separate accounts:
U.S. bond	-	4,962,123	-	4,962,123
Large cap growth stock	-	6,001,739	-	6,001,739
Mid cap value stock	-	2,587,346	-	2,587,346
Mid cap growth stock	-	3,033,723	-	3,033,723
Index fund stock	-	357,427	-	357,427
Large cap blend stock	-	216,137	-	216,137
Guaranteed Income Fund	-	-	7,383,660	7,383,660
Total assets at fair value	$17,424,218	$17,158,495	$7,383,660	$41,966,373

NOTE C:  FAIR VALUE MEASUREMENTS, Cont’d

The following is a reconciliation of the beginning and ending balances for assets measured at fair value, on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2011 and 2010:

	December 31,
	2011	2010

Guaranteed income fund:
Balance at beginning of year	$7,383,660	$6,206,560
Purchases	2,173,754	2,675,780
Sales	(2,559,285)	(1,725,849)
Interest	205,627	227,169
Balance at end of year	$7,203,756	$7,383,660

On February 15, 2010, a 10% stock dividend was paid to common shareholders of record on February 5, 2010.  The Plan received approximately 13,000 additional shares.

NOTE D:  INVESTMENTS

The following presents the fair value of investments and the net (depreciation) appreciation in fair value.  Investments that represent 5% or more of the Plan’s net assets available for benefits are separately identified:

	December 31,
	2011	2010
	Fair value at	Fair value at
	end of year	end of year

Tompkins Financial Corporation common stock	$6,108,541	$5,944,840
Mutual funds:
American – Europacific Growth R4	7,532,823	4,751,089
Eaton Vance Large Cap Value A	4,803,941	6,158,640
Other	542,840	569,649
	12,879,604	11,479,378
Pooled market value separate accounts:
Large Cap Growth – Neuberger Berman	4,703,454	6,001,739
Core Plus Bond – Pimco	5,867,480	4,962,123
Mid Cap Value – Systematic	2,477,228	2,587,346
Mid Cap Growth – Frontier	3,002,047	3,033,723
Other	561,557	573,564
	16,611,766	17,158,495
Group Annuity Contract:
Guaranteed Income Fund	7,203,756	7,383,660
	$42,803,667	$41,966,373

The investments (depreciated) appreciated  in fair value as follows:

	Year ended December 31,
	2011	2010

Tompkins Financial Corporation common stock	$(120,768)	$351,562
Mutual funds	(1,566,896)	958,598
Pooled market value separate accounts	(292,242)	2,187,582
	$(1,979,906)	$3,497,742

NOTE E:  TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated March 31, 2008, that the prototype plan under which the Plan was adopted is  designed in accordance with the applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2008.

NOTE F:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the Plan document.

NOTE G:  TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in shares of the Guaranteed Income Fund, mutual funds and pooled market value separate accounts managed by affiliates of Prudential Retirement.   Prudential Retirement acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.

The Plan invests in Tompkins Financial Corporation common stock which represents approximately 14% of net assets available for benefits at December 31, 2011 and 2010.

NOTE H:  RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

NOTE I:  TRANSFER FROM OTHER PLAN

On October 4, 2010, net assets of $482,868 from the Sleepy Hollow Bank 401(k) Plan were merged into the Plan.  Additionally, employees of Sleepy Hollow Bank were eligible to participant in the Plan.

NOTE J:  RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$44,633,379	$43,772,670

Less: employer contributions receivable	(408,206)	(495,175)

Net assets available for benefits per Form 5500	$44,225,173	$43,277,495

The following is a reconciliation of participant contributions per the financial statements to Form 5500:

	December 31,
	2011	2010

Participant contributions per the financial statements	$3,350,732	$3,239,120

Add: prior year employer contributions receivable	495,175	451,833

Less: current year employer contributions receivable	(408,206)	(495,175)

Participant contributions per the Form 5500	$3,437,701	$3,195,778

As discussed in Note A, participants are given the opportunity to elect to receive in cash that portion of their profit sharing allocation which the Board of Directors shall designate as eligible for cash election for the Plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan.  These elective deferrals are not made by the participant until the year subsequent to the year in which the profit sharing percentage is approved.  Therefore, these elective deferrals are accrued as a receivable to the Plan in the Plan year that the profit sharing amount is approved.  However, these elective deferrals are considered in the relevant non-discrimination testing in the year that they are received by the Plan.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULE

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN
EIN:  16-1601018
PLAN #:  002

FORM 5500 – SCHEDULE H – PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2011

(a)	(b)	(c)	(e)
		Description of investment,
Party		including maturity date, rate of
in	Identity of issue, borrower,	interest, collateral, par or	Current
interest	lessor or similar party	maturity value	Value

*	Prudential Retirement Insurance	266,163.1708 units	$7,203,756
	and Annuity Company	Guaranteed Income Fund
*	Prudential Retirement Insurance	368,702.2220 units	4,703,454
	and Annuity Company	Large Cap Growth
		Neuberger Berman
*	Prudential Retirement Insurance	337,622.6591 units	5,867,480
	and Annuity Company	Core Plus Bond/Pimco
*	Prudential Retirement Insurance	232,984.1247 units	2,477,228
	and Annuity Company	Mid Cap Value/Systematic
*	Prudential Retirement Insurance	281,163.5676 units	3,002,047
	and Annuity Company	Mid Cap Growth/Frontier
*	Prudential Retirement Insurance	4,596.0432 units	383,869
	and Annuity Company	Dryden S&P 500 Index Fund
*	Prudential Retirement Insurance	17,108.0499 units	177,688
	and Annuity Company	Large Cap Blend/Victory

*	Prudential Mutual Funds	19,964.6910 units	542,840
		Neubrgr Brmn Genesis Adv
*	Prudential Mutual Funds	218,026.7117 units	7,532,823
		Amer:Europacific Growth R4
*	Prudential Mutual Funds	280,440.2466 units	4,803,941
		EatonVance Lg Cap Val A

*	Tompkins Financial Corporation	158,622.1866 units	6,108,541
		Tompkins Financial
		Corporation Common Stock
			42,803,667

*	Participant notes receivable	3.24% - 8.25%	1,328,382

			$44,132, 049

Note:	Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.

    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS FINANCIAL CORPORATION INVESTMENT AND STOCK OWNERSHIP PLAN

Administrator: TOMPKINS TRUST COMPANY

Date: June 28, 2012	By:	/s/ Francis M. Fetsko
Francis M. Fetsko
Executive Vice President and
Chief Financial Officer

Exhibit Number	Description	Page

23.1	Consent of Mengel, Metzger, Barr & Co. LLP